Exhibit 99.1

No. 40/08

IAMGOLD ENTERS INTO LOCK-UP AGREEMENT FOR
2.4% of EURO RESSOURCES

Toronto, Ontario, October 8, 2008 – IAMGOLD Corporation (“IAMGOLD”) announces that it has entered into a lock-up agreement for 1,422,961 shares of Euro Ressources S.A. (“Euro”) representing approximately 2.4% of Euro.

The lock-up agreement has been entered into with Exford Investment LP (“Exford”), a limited partnership, led by Birkenshaw & Company Ltd. Under the lock-up agreement, which includes standard representations and termination provisions, Exford has agreed to tender its Euro common shares to IAMGOLD’s tender offer. The shares under the lock-up agreement combined with the 4.9% currently held by a subsidiary of IAMGOLD represent 7.3% of Euro’s common shares outstanding.

“We are pleased that David Birkenshaw, Chairman of Birkenshaw & Company Ltd. and a former director of Euro has recognized the compelling value and liquidity of IAMGOLD’s cash offer for the shares of Euro,” stated Joseph Conway, IAMGOLD President and CEO.

IAMGOLD's offer to acquire all of the outstanding shares of Euro Ressources for cash of €1.20 per share opened for acceptance in France and Canada on October 6, 2008. The Offer is made in accordance with French securities laws in France and is concurrently extended in Canada, on the same terms and conditions. The Offer will remain open for at least 25 trading days. The closing or expiry date of the Offer as well as the final timetable of the Offer will be set at a later date by the French Autorité des marchés financiers.

This news release does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer referred to herein is not being made or directed to, nor will deposits of shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of such offer would not be in compliance with the laws of such jurisdiction. The Offer is being extended to Canadian shareholders pursuant to an exemption from the requirements of Canadian securities laws.

Copies of the IAMGOLD information note on the Offer, approved by the AMF, and of the document containing other information relating to the legal, financial and accounting characteristics of IAMGOLD (collectively, the “Offer Documentation”)  are available free of charge from:
•    IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4.
·   Société Générale : CAFI/GCM/SEG, 75886 Paris Cedex 18.

These documents are also available on the AMF website at www.amf-france.org. The information note and a translation into English may be consulted on IAMGOLD's website at www.iamgold.com and under IAMGOLD's profile on SEDAR at www.sedar.com.

The Offer Documentation, as supplemented for Canadian purposes, is available free of charge from IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4.

It is also available on IAMGOLD's website at www.iamgold.com and under Euro's profile and IAMGOLD's profile on SEDAR at www.sedar.com.

ABOUT IAMGOLD
IAMGOLD is the top mid-tier gold producer, with annual production of close to 1 million ounces from eight different gold operations located in North America, South America and Africa. IAMGOLD also owns non-gold assets that provide significant cash flow and development projects that provide a strong platform for continued growth. IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and the Company’s “Gold is our Currency Policy” demonstrates IAMGOLD’s commitment and confidence in the gold market.

Forward Looking Statement
This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Paul Olmsted
President & CEO	SVP, Corporate Development
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 416 360 4722 Toll-free: 1 888 IMG-9999

Individual Shareholders (France):
Toll-Free: 0800 630 650

Financial Dynamics S.A.S. (France):
Press Contacts:
Guillaume Foucault:  guillaume.foucault@fd.com
Michelle Aubert:  michelle.aubert@fd.com
T: +33 (0)1 47 03 68 10

Investor contacts:
Valery Lepinette:   valery.lepinette@fd.com
Laurence Borbalan: laurence.borbalan@fd.com
T: +33 (0)1 47 03 68 10

Renmark Financial Communications Inc. (North America):
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.